UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2005            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated April 21, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: April 28, 2005	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

April 21, 2005

TSX-V: EPZ

      www.esperanzasilver.com

NEWS RELEASE

Esperanza Silver Provides Update on La Esperanza Project, Mexico

Esperanza Silver Corporation is pleased to announce additional drill results from its La Esperanza project in Morelos, Mexico. All results from the initial eight-hole drill program have now been received.

An emerging gold/silver deposit is now being defined. Assay results from the final two drill holes, DDH-07 and DDH-08, have been received and demonstrate continuation of the gold/silver mineralization southward from the previously announced drill holes (News Releases on Mar 7, 2005 and March 23, 2005).

“The complete results from this initial drill program have allowed us to announce the discovery of a new gold/silver system similar to the Los Filos/Nukay District approximately 85 kilometers to the south,” commented Bill Pincus, CEO of Esperanza Silver. “Our work has been focused along the western contact zone where an igneous body intruded overlying limestones. Previously announced results identified significant gold/silver mineralization (with similar grades to Los Filos) in a north-south trending zone. The drill results show that this zone is now known for over 300 meters of length, is up to 40 meters thick and can be traced downward for at least 200 meters in the subsurface. Surface geology and sampling suggests this may continue an additional 400 meters southward. The northern extension is also considered prospective based on the positive results from the northern most holes (DDH-03 and 04).  Moreover we have identified new areas north, east and south of the igneous intrusion which require further prospecting,” he added.

DDH-07 began on the eastern limit of the main north-south trending mineral zone defined by the previous drill holes and was designed to explore for parallel zones further eastward. Narrow and localized sectors of anomalous silver (2.05 meters at 87.9 ppm) were found further eastward but are not now considered significant.

DDH-08 was drilled approximately 200 meters south of DDH-02 and was designed as a step-out hole to explore for the continuation of mineralization southward. The drill hole hit a broad zone of anomalous gold mineralization from 66.4 meters to 101.3 meters that generally is aligned with the main ore zone to the north. Twenty-two of twenty-three samples had anomalous gold within this zone with a high value of 0.86 ppm.1

The following table summarizes results from all drill holes:

Hole No.	From	To	Interval	Interval	Silver	Silver	Gold	Gold
	(meters)	(meters)	(meters)	(feet)	(ppm)	(opt)	(ppm)	(opt)
DDH-01	21.55	68.80	47.25	155.0	35.75	1.04
DDH-01	48.90	85.20	36.30	119.1			2.204	0.064
DDH-02	20.90	52.00	31.10	102.0	30.48	0.89
DDH-02	27.90	43.70	15.80	51.8			0.815	0.024
DDH-03	45.85	61.35	15.50	50.9	33.83	0.99
DDH-03	63.50	71.50	8.00	26.2			2.676	0.078
DDH-04	94.60	101.50	6.90	22.6			1.280	0.037
DDH-05	74.10	88.25	14.15	46.4	84.64	2.47
DDH-05 includes	99.70	120.20	20.50	67.3			1.910	0.056
	99.70	110.00	10.30	33.8			2.690	0.078
DDH-06	85.00	91.00	6.00	19.7	30.85	0.90
DDH-07	20.85	28.15	7.30	24.0	20.73	0.61
DDH-07	195.35	197.95	2.05	6.7	87.86	2.56
DDH-07	7.00	10.75	3.75	12.3			2.758	0.080
DDH-08	49.25	52.50	3.25	10.7			0.597	0.017
DDH-08 includes	66.35	101.30	34.95	114.7			0.235	0.007
	66.35	74.90	8.55	28.1			0.314	0.009
	80.50	87.60	7.10	23.3			0.369	0.011
	96.75	101.30	4.55	14.9			0.558	0.016

.

For further information contact:

William Pincus

(303) 830 0988Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

responsibility for the adequacy or accuracy of this news release

Footnotes

1 William Bond, M.Sc., P.Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the La Esperanza exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Samples were analyzed by ICP analysis and in some cases atomic absorption analysis.